UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Proposed Debt Settlement

As Gauzy Ltd. (the “Company”) has publicly disclosed, certain former employees of the Company filed an application for an order for commencement of insolvency proceedings in Israel. In response, in July 2026 the Company’s management and Board of Directors proposed a debt settlement (the “Settlement”) filed pursuant to Sections 322–348 of the Israeli Insolvency and Economic Rehabilitation Law, 5778–2018 (the “Insolvency Law”), in the District Court of Tel Aviv-Jaffa (the “Court”). The Settlement was filed outside the framework of a proceedings-opening order and contemplates the full repayment of all allowed creditor claims through two alternative mechanisms.

The Settlement provides for 100% recovery of senior secured creditor claims through two alternative tracks: (a) first upon an exit event (sale, merger, secondary IPO, or other transaction) yielding aggregate consideration exceeding US$330 million, all scheduled debt is to be repaid in full from transaction proceeds; or (b) to the extent the Company achieves operating profitability before an exit event, the Company shall pay its creditors 25% of each fiscal year’s net profit (determined under U.S. GAAP), commencing with the first profitable year and continuing until all debt is repaid. The Settlement preserves a statutory priority waterfall among creditor classes, with OIC and Bank Mizrahi-Tefahot Ltd. as senior secured creditors paid first, followed by the Israel Tax Authority and National Insurance Institute, trade suppliers, and additional international suppliers and service providers. Current and former employees will be paid in full upon closing of the PIPE (as defined below). Additionally, the Settlement provides that all trade suppliers will be repaid in full (following a six (6) month grace period) followed by payment in full for up to 60 installments.

The Settlement requires approval by a double majority; more than 51% of voting creditors by number and more than 75% by value, followed by confirmation by the Court under Section 330 of the Insolvency Law. As of the date of this Report of Form 6-K (this “Report”), the Settlement remains subject to creditor approval and Court confirmation. The Company is actively engaged in securing the required creditor support and anticipates that the Settlement will be approved and confirmed within the coming weeks. However, no definitive agreement has been executed and accordingly, there can be no assurance that the proposal will be accepted or that a Settlement will be completed on the terms currently contemplated, or at all.

Committed PIPE Financing

In connection with the Settlement, the Company entered into a binding term sheet for a US$7,000,000 private investment in public equity (“PIPE”) transaction. The PIPE investment is proposed to be structured as a management buy-out led by the Company's Founder and Chief Executive Officer, Eyal Peso, together with other executive managers and key employees, contingent upon additional funding being provided by key investors led by Chutzpah Holdings LP (collectively, the “Investors” and the “Lenders”). The PIPE is conditioned upon approval by the required majority of creditors or confirmation by the Court of the proposed Settlement.

The proceeds of the PIPE investment will be used to fund: (i) Stage 1 and Stage 2 interim payments to Settlement creditors, including 100% of all outstanding Israeli and U.S. wages and social contributions owed to current and former employees (payable within 30 days of the investment being fully funded); (ii) general working capital; (iii) professional fees directly related to the Settlement and the investment; and (iv) repayment of US$1,000,000 of December 2025 salaries financing. The PIPE term sheet is binding and enforceable upon execution and the Investor’s funding obligation becomes effective automatically upon satisfaction of all conditions precedent, including creditor approval and Court confirmation of the Settlement.

Among the conditions precedent to closing of the PIPE investment, the Company’s ordinary shares must remain listed on the Nasdaq Global Market and the Company remain current in its SEC reporting obligations, including the filing of the Annual Report on Form 20-F (or the Company must have obtained any necessary exception or extension period from the applicable regulator(s)).

As of the date of this Report, no definitive agreement has been executed, and the PIPE transaction and related financing remain subject to negotiations, execution of definitive agreements, customary conditions and approvals. Accordingly, there can be no assurance that the proposed transaction will be completed on the terms currently contemplated, or at all.

The information in this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains forward-looking statements. Forward-looking statements contained in this Report include, but are not limited to, statements regarding the employee application for an order for commencement of proceedings in Israel and the timing and outcome of that proceeding; the Company’s efforts to secure funding and maintain and support its operations, including through bridge financings, asset sale processes and other strategic alternatives; the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: statements regarding the Company’s ability to enter into and complete proposed Settlement and the PIPE; the French court-supervised reorganization proceedings (redressement judiciaire), the call for public tenders and related process, and the timing and potential outcomes of that process; Gauzy’s ability to meet stock exchange continued listing standards and remain listed on Nasdaq; Gauzy’s ability to secure funding in order to maintain and support its operations; the outcome of proceedings commenced in Israel and France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by ongoing geopolitical conflicts; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAUZY LTD.

Date: July 20, 2026	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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